UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Chadsworth Drive Swim Club, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> South Carolina
>
> ***Date of organization***
> April 22, 2022

Physical address of issuer
18 Algonquin Trail, Greenville, SC 29607

Website of issuer
https://www.hollingsworthparkpool.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,435,756.00	$0.00
Cash & Cash Equivalents	$1,435,756.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,479.00	$0.00
Long-term Debt	$1,500,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$54.00	$0.00
Net Income	-$66,723.00	$0.00

FORM C-AR

Chadsworth Drive Swim Club, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Chadsworth Drive Swim Club, Inc., a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hollingsworthparkpool.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 5/18/2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Chadsworth Drive Swim Club, Inc. (the "Company") is a South Carolina Corporation, formed on April 22, 2022.

The Company is located at 18 Algonquin Trail, Greenville, SC 29607.

The Company's website is https://www.hollingsworthparkpool.com/.

The information available on or through our website is not a part of this Form C-AR.

The Property

Property name	Address	Property type
Pool at Hollingsworth Park	Verdae Crest Dr, Greenville, SC 29607	Private swimming pool and club

RISK FACTORS

Risks Related to the Company's Business and Industry

Limited Operating History. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Risks of Outdoor and Physical Activities.
The Company plans to construct, setup and operate a pool, swim deck, clubhouse, and associated structures. Physical activity in these outdoor settings and in the setting of a pool includes the inherent risk of injury from accidents or other incidents that could occur while users are on the premises. Although precautions will be in place, it is possible that users could suffer injuries and the Company could incur liability. If the Company incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance, and thus the Company's ability to repay the promissory notes.

The Company's future growth depends on constructing and setting up a pool and associated structures that do not currently exist.

The Company's ability to execute its business plan depends upon its ability to complete the construction and setup of a pool and associated structures that do not currently exist. Although the Company believes it will be able to complete this construction and setup at a reasonable price, there is no guarantee that this can be achieved. If the construction and setup can only be completed at a considerably higher cost than expected, the Company may need to incur additional debt and its ability to repay the promissory notes may be significantly impacted. Additionally, if the construction and setup is not able to be completed then the Company will not be able to repay the promissory notes.

Cost of Construction.

The Company plans to construct a pool and the associated structures. The costs associated with the equipment and supplies necessary to complete this construction are variable, and if the costs are higher than anticipated, it could negatively impact the ability of the Company to implement its plans. If the Company is forced to spend more on development or unable to fully implement the plan due to costs, it could negatively impact the Company's ability to repay the promissory note.

There may be construction cost overruns and delays. The estimated costs are based on the Company's current estimates. The estimates are, in turn, based on certain assumptions, including, but not limited to, the assumption that this Offering is fully funded.

The plans and specifications for the construction and development are preliminary, final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including, but not limited to, the following:

· There may be delays in the consummation of this Offering.

· There may be delays in obtaining any necessary materials, labor, furniture, equipment, or inventory for the completion of the construction and development.

· Construction delays and cost overruns may also occur due to unanticipated environmental, soil, or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Key Personnel.

The Project is highly dependent on the above director(s) to oversee ongoing operations. Their loss would adversely affect the Company and the Company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the Company will proceed as planned in the event of the loss.

Competition.

There are other private pools in the Greenville area that represent similar offerings and pricing to members. It is possible that other private pools could offer pricing or membership options that attract potential members and make it difficult for the Company to attract sufficient members.

Because the Company's ability to repay the promissory notes is entirely dependent upon membership revenue, the failure to attract members will significantly impact the Company's ability to repay the promissory notes.

Local Market Conditions.

The success of the Project relies on specific local markets and the existence of members locally that can afford membership. The performance of these markets will depend, in part, upon events and factors outside the control of the Company, including, without limitation, local market and economic conditions which may significantly affect customers' income. The risks that may further affect conditions in these geographic areas include (i) the local economic climate (which may be adversely affected by industry slowdowns, decreases in government spending, and other factors); (ii) downturns in the economy; or (iii) an adverse change in local governmental procedures.

Costs of Complying with Governmental Laws and Regulations.

Real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to, among other things, environmental protection, human health and safety, and access by persons with disabilities. The Company could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations, even if the Company did not cause the events(s) resulting in liability. The Company may also incur expense to obtain the licenses required for operation by government entities.

Environmental Laws.

Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the acts causing the contamination were legal, whether the contamination was present prior to a purchaser's acquisition of a property, and whether an owner knew of such contamination. These laws and regulations, as well as any liabilities therefrom, could impact the Company's returns and thus its ability to repay the promissory notes.

Need for Additional Funding/Dilution.

The Project does not expect to need additional capital in excess of the $1,500,000 maximum target being raised through this Regulation Crowdfunding offering. If, however, the Company is in need of additional funding, the Company will need to incur additional debt to execute its business plan. There is no guarantee that the additional debt will be subordinate or on similar terms to the promissory notes being offered in this offering. Nor can the Company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional financing, if needed, can be obtained by the Company.

The business plan is speculative.
The Company's business plan is speculative and subject to numerous risks and uncertainties, including, but not limited to, the Company's ability to obtain members for the pool. There is no assurance the Company will be able to obtain sufficient membership to generate revenue to repay the promissory notes. Investors will be subject to substantial risks involved in an investment, including the risk of losing their entire investment.

Possible Loss of Entire Investment.
An investment in the Company involves a high degree of risk. The promissory notes should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the Company is unsuccessful, the investor's entire investment in the Company may be lost and the Company may be faced with liquidation.

No ownership or control.
Your investment is in the promissory notes offered by the Company and you will not own any equity or have any ownership in the Company directly. This means the investors will not have any input or control over the decisions of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The Pool at Hollingsworth Park was acquired on 2022-04-27 and the following material improvements have been made since that time:
Land clearing, excavation and grading; installation of stormwater, sewer and water utilities; construction of concrete curb/gutter and sidewalks; asphalt paving; final grading for construction.

Property Manager

The Company self manages the property.

Property Revenue

The Pool at Hollingsworth Park will operate as a private swimming pool club, generating revenue by selling annual memberships that grant access to utilize the pool and clubhouse facilities. We expect memberships will be sold before spring 2024.

Property Condition

Construction permits by City of Greenville (SC); SCDHEC permit for pool (obtained)

Competition

Several similar privately operated swimming pool clubs exist in Greenville, SC

Financing

None other than funds raised in the Offering.

Customers/Members

As the pool is not open yet, the current occupancy rate of the property is 0. The average dollar amount of monthly revenue for Pool at Hollingsworth Park for the past year is 0.

Regulation

Pool at Hollingsworth Park is subject to the following regulations:

None anticipated.

No materials costs of environmental compliance anticipated.

Other Property Information

Business Plan

The Pool at Hollingsworth Park will operate as a not for profit private swim club with a paid memberships revenue model. Memberships provide access to the pool and its amenities. Under management of its Board of Directors, the swim club will use revenue to support the operations and maintenance of the pool facilities, administer the swim club and pay financial returns to investors. Membership is expected to be capped at 350 members. Before launching the Offering, the Directors verified demand for a private pool with an extensive survey of Hollingsworth Park residents, with more than 350 residents indicating interest and providing information for membership marketing.

Managing Entity

The Board of Directors

Litigation
none

Intellectual Property
The Company is dependent on the following intellectual property:

none

Other

The Company conducts business in South Carolina.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Babcock

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 22, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Babcock Investment Company, LLC, Greenville, SC Principal, full-time, 2015 to present

---

Name

Spencer Elliott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 22, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

SET Capital Partners, Greenville, SC Co-Founder and Manager, Sep 2017-present

Education

Baylor University, Bachelor of Business Administration, Finance and Economics

---

Name

Jade Poe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 22, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Media Radar, Inc., Manhattan, NY Associate Director of Insights & Analytics, full-time, May 2022-present Milliken&Company, Spartanburg, SC Analytics Strategist, full-time, Oct 2020-May 2022 Strategy Analyst, full-time, Jan 2019-Oct 2020

Education

Clemson University, MBA Clemson University, Bachelor's Degree

---

Name

Ashley Niles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 22, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Teacher, full-time, Pelham Road Elementary School

Education

University of South Carolina, Master's Degree in Early Childhood Education

---

Name

Jimmy Giorgi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 22, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rescom Construction Greenville & Spartanburg Co-Owner/COO,full-time,Nov2019-Present Project Manager, full-time, Nov 2011-Nov2019

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Currently no officers

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Promissory Notes
Amount outstanding	1,500,000
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Unsecured Promissory Note
Name of creditor	Crossmoor LLC
Amount outstanding	$2,479.00
Interest rate and payment schedule	2.88%
Describe any collateral or security	None

The total amount of outstanding debt of the company is $1,502,479.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Notes	1,500,000	$1,500,000	Funding construction and set up costs	October 5, 2022	Regulation CF

Ownership

The Company does not have any owners and is governed entirely by a self- perpetuating board of directors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

n/a

Operations

We are a pre-revenue company and our primary expenses in 2023 consisted of the following: legal and professional services fees of $5,104 and financing/deal fees and expenses (Vicinity Capital) of $61,565. We do not anticipate generating revenue until late 2023 or early 2024.

The Company intends to achieve profitability in the next 12 months by selling memberships to the Pool at Hollingsworth Park. The Directors will manage ongoing operating expenses of the Pool according to our financial budget to maintain profitability.

Liquidity and Capital Resources

On 9/19/2022 the Company conducted an offering pursuant to Regulation CF and raised $1,500,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company has contracted with a pool construction contractor to build the pool, and the company is currently evaluating bids from construction general contractors to build the pool house and related amenities.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Promissory note with Crossmoor LLC listed herein

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christopher Babcock
(Signature)

Christopher Babcock
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Babcock
(Signature)

Christopher Babcock
(Name)

Director
(Title)

4/30/2023
(Date)

/s/Spencer Elliott
_____
(Signature)

Spencer Elliott
_____
(Name)

Director
_____
(Title)

4/30/2023
_____
(Date)

/s/Jade Poe
_____
(Signature)

Jade Poe
_____
(Name)

Director
_____
(Title)

4/30/2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Chadsworth Drive Swim Club Inc.
Statement of Operations
Periods from Inception to July 31, 2022 and December 31, 2022
unaudited

	YTD July 31, 2022	YTD Dec 31, 2022
SALES	$ 0	$ 0
COST OF SALES	0	0
GROSS PROFIT	0	0
OPERATING EXPENSES		
Legal fees and professional services	2,425	5,104
Financing deal fees and expenses		61,565
Taxes and licenses	54	54
Total operating expenses	2,479	66,723
NET OPERATING INCOME	$ (2,479)	$ (66,723)
OTHER INCOME/(EXPENSES)		
Interest income	0	0
Interest expense	0	0
Total other income/(expenses)	0	0
NET INCOME BEFORE TAXES	$ (2,479)	$ (66,723)
INCOME TAXES:		
Current	0	0
Deferred	0	0
NET INCOME BEFORE TAXES	$ (2,479)	$ (66,723)

Chadsworth Drive Swim Club Inc.
Balance Sheet
As of July 31, 2022 and Dec 31, 2022
unaudited

	31-Jul-22	31-Dec-22
CURRENT ASSETS:		
Cash and cash equivalents	$ 0	$ 1,435,756
Accounts receivable	0	0
Prepaid expenses and other current assets	0	0
Total current assets	0	1,435,756
PROPERTY AND EQUIPMENT:		
Net property and equipment	0	0
Construction in progress	0	0
Total long-term assets	0	0
TOTAL ASSETS	$ 0	$ 1,435,756
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 2,479	$ 2,479
Accounts payable	0	0
Accrued expenses	0	0
Total current liabilities	2,479	2,479
DEFERRED TAX LIABILITY	0	0
LONG-TERM LIABILITIES		
Loan payable	0	1,500,000
Total long-term liabilities	0	1,500,000
TOTAL LIABILITIES	$ 2,479	$ 1,502,479
MEMBERS' EQUITY		
Members' capital accounts	$ 0	$ 0
Retained earnings	(2,479)	(66,723)
TOTAL MEMBERS' EQUITY	$ (2,479)	$ (66,723)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 0	$ 1,435,756

Chadsworth Drive Swim Club Inc.
Statement of Operations
Period from Inception to July 31, 2022 and Dec 31, 2022
unaudited

	YTD July 31, 2022	YTD Dec 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (2,479)	$ (66,723)
Adjustments to reconcile NI to NCFOA		
Depreciation	0	0
Deferred income taxes	0	0
Decrease (increase) in operating assets:		
Accounts receivable	0	0
Prepaid expenses and other current assets	0	0
Increase/decrease in operating liabilities:		
Accounts payable		
Accrued expenses		
Total adjustments	0	0
Net cash flow from operating activities	(2,479)	(66,723)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	0	0
Constrution in progress	0	0
Net cash flow from operating activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
ST promissory note - Chris Babcock	2,479	2,479
LT construction loan - Vicinity		1,500,000
Net cash flow from financing activities	2,479	1,502,479
NET INCREASE (DECREASE) IN CASH	0	1,435,756
CASH BEGINNING	0	0
CASH - ENDING	$ 0	$ 1,435,756